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                                                                  EXHIBIT (a)(7)

     FORM OF E-MAIL COVER LETTER FROM FARAJ AALAEI, CHIEF EXECUTIVE OFFICER,
          TO EMPLOYEES ANNOUNCING THE COMMENCEMENT OF THE STOCK OPTION
                    EXCHANGE PROGRAM, DATED OCTOBER 22, 2001


October 22, 2001

RE:  Stock Option Exchange and Supplemental Grant Program

Dear Colleagues,

As you are aware, many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock. Our Board of Directors is concerned that these options are not creating a meaningful long-term performance incentive for our employees. Accordingly, I am pleased to announce the commencement of a voluntary stock option exchange program.

Under the program, employees residing in the United States will be able to exchange stock options priced at $10.00 or higher for new options to be granted at a later date. If you decide to hold onto any of your eligible options, and do not exchange them for new options, you will be entitled to receive a supplemental option grant, the size of which will be determined according to a formula based on the number of eligible options you hold and the price of those options. Unfortunately, employees residing outside the United States are not eligible to exchange their options for new options, but they will be entitled to receive the supplemental option grants.

Attached are the following documents relating to the option exchange program:

     . The Offer to Exchange, which describes the details of the program, and which includes a summary of terms in Q&A format;

     . An Election Form that you will need to complete and return to Patrice Lacroix if you choose to participate in the exchange;

     . A Notice to Change Election from Accept to Reject to change your election; and

     . A Form of Promise to Grant Options, which we will give to you if you choose to exchange any options.

In order to avoid network instability and printer crashes, you may want to avoid printing the attachment at the office. Hard copies will be available tomorrow in both the Spinnaker and Lakeview lunch rooms.

Please read the materials carefully, especially the Offer the Exchange. Whether to choose the option exchange or a supplemental option grant is an important decision that you need to make based upon your own individual financial situation and goals. Please understand that Centillium cannot advise you on that decision, and we have not authorized anyone to make any recommendation on our behalf as to your choices. You may want to consider soliciting the advice of a professional financial advisor so that you can make the best decision.

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Darrel Slack and Patrice LaCroix will be making presentations the week of
October 29th to discuss this option exchange program and to answer any questions you may have. We will distribute telephone numbers that you can use to dial-in remotely and participate in these meetings. I encourage each of you to attend, to get a better understanding of what this program entails.

Finally, I want to commend all of you for your continued commitment both to Centillium and to our customers.

Sincerely,

Faraj



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